Exhibit 99.1

Blue Hat Announces Financial Results for Second Quarter and First Half of 2021, Highlighted by 269.6% Increase in Revenues to $17.9 Million for First Half 2021

Xiamen, China – October 25, 2021: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a leading communication services and Internet Data Center (“IDC”) business provider and developer, and an operator of mobile games and augmented reality (“AR”) education curricula and products in China, today announced its unaudited financial results for the three months ended June 30, 2021 (“Second Quarter 2021”) and six months ended June 30, 2021 (“First Half 2021”).

Second Quarter 2021 and First Half 2021 Financial Highlights

●	Second Quarter 2021 total revenues of US $8.0 million, compared to US $2.6 million in the prior-year period, driven by increased sales across all major business lines, particularly mobile games and communication services.
●	Second Quarter 2021 gross profit of US $4.7 million, up 138.4% from US $2.0 million in the prior-year period
●	Second Quarter 2021 income from operations of US $1.9 million, up 159.0% from US $0.7 million in the prior-year period
●	Second Quarter 2021 net income of US $0.2 million, compared to US $0.5 million in the prior-year period, as a result of increased expenses related to bad debt provision.
●	First Half 2021 total revenues of US $17.9 million, compared to US $4.9 million in the prior-year period
●	First Half 2021 gross profit of US $8.8 million, up 140.9% from US $3.7 million in the prior-year period
●	First Half 2021 income from operations of US $3.6 million, up 124.9% from US $1.6 million in the prior-year period
●	First Half 2021 net income of US $1.4 million, up 9.6% from US $1.3 million in the prior-year period
●	US $11.5 million in cash and cash equivalents at June 30, 2021

Management Commentary

Mr. Xiaodong Chen, CEO of Blue Hat, stated, “We continued to see strong growth across all our lines of business in Second Quarter 2021, which resulted in strong top line growth during the Second Quarter 2021 and First Half 2021. We more than tripled growth on the top line in First Half 2021, achieving US $17.9 million in total revenues, largely driven by US $7.1 million in contributions from our new IDC business and an additional US $4.7 million in contributions from mobile games following the integration of recent acquisitions and ongoing development of these businesses in First Half 2021. We remain optimistic about the ongoing growth potential of all of our business segments and were pleased to announce earlier this month that our operating subsidiary Xunpusen Technology Co., Ltd. (“Xunpusen”) was engaged as the provider of SMS channel services for JD Cloud, a leading cloud computing brand under tech company JD Technology Group. We believe this new client win further solidifies our position as a leader in communication services and look forward to building upon the positive momentum the Company has established with these results in First Half 2021.”

Recent Operating Highlights

●	In October 2021, Blue Hat announced that Xunpusen signed an agreement to provide SMS channel services for JD Cloud. Xunpusen has been engaged as the channel and port provider for JD Cloud’s SMS channels services. The agreement is in effect through May 25, 2022.

Second Quarter 2021 Results

Total revenues were US $8.0 million for the Second Quarter 2021, an increase of US $5.4 million, or 206.4%, compared to US $2.6 million in the prior-year period. While COVID-19 posed negative impact on revenues in the prior-year period, the significant revenue growth was primarily attributable to increased contributions from the mobile games and communication services businesses, as well as the acquisitions of Xunpusen and Fuzhou Csfctech Co., Ltd. And its two subsidiaries (“Csfctech”) in the Second Quarter 2021.

Revenues from sales of interactive toys (animation series) were US $0.4 million for the Second Quarter 2021, compared to US $148 in the prior-year period.

Revenues from sales of interactive toys (game series) were US $2.4 million for the Second Quarter 2021, up 17.8% from US $2.0 million in the prior-year period.

Revenues from mobile games increased to US $3.4 million for the Second Quarter 2021, from US $0.6 million in the prior-year period, following the acquisition of Csfctech in January 2021.

Revenues from AR education, previously included under interactive toys (animation series), were US $850 in Second Quarter 2021. Growth in the AR education business has been primarily driven by the roll-out and implementation of Blue Hat’s ARIC system to various schools. This business may be subject to seasonality as the Company anticipates higher revenues from AR education in the first and third quarters of a year, coinciding with the beginning of school terms in February and September.

Revenues from communication services were US $1.8 million for the Second Quarter 2021, compared to nil in the prior-year period. The gain was due to the acquisition of Xunpusen in the second half of 2020.

Gross profit increased 138.4% to US $4.7 million for the Second Quarter 2021 from US $2.0 million in the prior-year period. Gross margin was 58.9% for the Second Quarter 2021compared to 75.7% in the prior-year period. The decrease was due to higher initial costs associated with establishing the new businesses and integrating acquisitions into the Company’s operations.

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Total operating expenses increased to US $2.8 million for the Second Quarter 2021, from US $1.2 million in the prior-year period, as a result of increased selling expenses related to marketing the Company’s new businesses and promoting newly launched mobile games following the acquisition of Csfctech, as well as increased R&D expenses related to the development of new mobile games.

Income from operations increased 159.0% to US $1.9 million for the Second Quarter 2021, from US $0.7 million in the prior-year period.

Net income was US $0.2 million for the Second Quarter 2021, compared to US $0.5 million in the prior-year period. The decrease was primarily driven by the increase in operating expenses described above and an increase in other expenses related to bad debt provision in the Company’s AR toys business. The Company counts accounts receivable within 3 to 12 months as bad debt, and currently expects to collect such debts.

Basic and diluted earnings per share were US $0.003 for the Second Quarter 2021, compared to US $0.014 for the prior-year period.

First Half 2021 Results

Total revenues were US $17.9 million for the First Half 2021, an increase of US $13.1 million, or 269.6%, compared to US $4.9 million in the prior-year period. While COVID-19 had a negative impact on revenues in the prior-year period, revenue growth was primarily attributable to increased contributions from the Csfctech mobile games business acquired in the First Half 2021 and the Xunpusen communication services business acquired in the First Half 2021.

Revenues from sales of interactive toys (animation series) were US $0.5 million for the six months ended June 30, 2021, compared to US $54 in the prior-year period.

Revenues from sales of interactive toys (game series) were US $4.3 million for the First Half 2021, compared to US $3.7 million in the prior-year period.

Revenues from mobile games were US $5.8 million for the First Half 2021, compared to US $1.2 million in the prior-year period.

Revenues from AR education, previously included under interactive toys (animation series), were US $0.2 million for the First Half 2021.

Revenues from communication services were US $7.1 million for the First Half 2021, compared to nil in the prior-year period.

Gross profit increased 140.9% to US $8.8 million for the First Half 2021, from US $3.7 million in the prior-year period.

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●	Interactive toys (animation series): 10.7%, or US $0.05 million
●	Interactive toys (game series): 57.6%, or US $2.5 million
●	Mobile games: 83.5%, or US $4.9 million
●	AR education: 93.8%, or US $0.2 million
●	Communication services: 16.5%, or US $1.2 million

Total gross margin was 49.0% for the First Half 2021, compared to 75.2% in the prior-year period.

Total operating expenses increased to US $5.2 million for the First Half 2021, from US $2.0 million in the prior-year period, primarily as a result of increased expenses as described above in the Second Quarter 2021 Results.

Income from operations increased 124.9% to US $3.6 million for the First Half 2021, from US $1.6 million in the prior-year period.

Net income increased 9.6% to US $1.4 million for the First Half 2021, from US $1.3 million in the prior-year period.

Basic and diluted earnings per share were US $0.03 for the First Half 2021, compared to US $0.04 in the prior-year period.

Balance Sheet Highlights

As of June 30, 2021, Blue Hat had cash and cash equivalents of US $11.5 million, working capital of US $35.9 million and total shareholders’ equity of US $81.6 million, compared to cash and cash equivalents of US $15.8 million, working capital of US $34.0 million and total shareholders’ equity of US $58.9 million, respectively, at December 31, 2020.

During the Second Quarter 2021, the Company completed a registered direct offering with two institutional investors for the purchase and sale of 6.29 million ordinary shares at a price of $0.90 per share, resulting in total gross proceeds of approximately $5.66 million before deducting the placement agent’s fees and other offering expenses. The net proceeds were approximately $5.23 million.

About Blue Hat

Blue Hat is a leading communication services and IDC business provider as well as a producer, developer and operator of AR interactive entertainment games, toys and educational materials in China. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

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Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in its forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Investor Relations:

The Equity Group Inc.	In China
Carolyne Sohn, Vice President	Lucy Ma, Associate
(415) 568-2255	+86 10 5661 7012
csohn@equityny.com	lma@equityny.com

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Three Months Ended June 30,
	2021	2020
Revenues	$8,001,157	$2,611,204
Cost of revenue	3,289,079	634,473
Gross profit	4,712,078	1,976,731

Operating expenses:
Selling	1,068,702	117,549
General and administrative	812,223	1,057,108
Research and development	933,106	69,128
Total operating expenses	2,814,031	1,243,785

Income from operations	1,898,047	732,946

Other income (expense)
Interest income	134,691	107,507
Interest expense	(97,786)	(51,053)
Other finance expenses	(40,693)	47,581
Other (expense) income, net	(1,113,075)	2,328
Total other (expense) income, net	(1,116,863)	106,363

Income before income taxes	781,184	839,309
Provision for income taxes	630,566	338,919
Net income	150,618	500,390

Other comprehensive income (loss)
Foreign currency translation adjustment	1,676,959	25,968
Comprehensive income	$1,827,577	$526,358
Less: Comprehensive income attributable to non-controlling interests	221,402	—
Comprehensive income attributable to Blue Hat Interactive Entertainment shareholders	1,606,175	526,358

Weighted average number of ordinary shares
Basic	47,384,286	35,141,114
Diluted	52,628,146	35,141,114

Earnings per share
Basic	$0.003	$0.014
Diluted	$0.003	$0.014

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2021	2020
Revenues	$17,942,564	$4,854,862
Cost of revenue	9,148,926	1,203,962
Gross profit	8,793,638	3,650,900

Operating expenses:
Selling	1,648,748	290,699
General and administrative	2,128,000	1,596,818
Research and development	1,377,317	145,179
Total operating expenses	5,154,065	2,032,696

Income from operations	3,639,573	1,618,204

Other income (expense)
Interest income	134,885	107,884
Interest expense	(235,401)	(123,660)
Other finance expenses	(81,663)	(10,168)
Other (expense) income, net	(1,082,566)	20,862
Total other (expense) income, net	(1,264,745)	(5,082)

Income before income taxes	2,374,828	1,613,122
Provision for income taxes	993,712	353,359
Net income	1,381,116	1,259,763

Other comprehensive income (loss)
Foreign currency translation adjustment	1,310,783	(579,392)
Comprehensive income	$2,691,899	$680,371
Less: Comprehensive income attributable to non-controlling interests	748,596
Comprehensive income attributable to Blue Hat Interactive Entertainment shareholders	1,943,303	680,371

Weighted average number of ordinary shares
Basic	47,384,286	35,141,114
Diluted	52,628,146	35,141,114

Earnings per share
Basic	$0.03	$0.04
Diluted	$0.03	$0.04

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
ASSETS	2021	2020
Current assets:
Cash and cash equivalents	$11,503,578	$15,800,563
Restricted cash
Short-term investments
Accounts receivable, net	31,165,800	16,594,533
Accounts receivable - related party		1,906,101
Other receivables, net	14,733,377	14,350,223
Other receivables - related party	33,512
Inventories	200,279	117,075
Prepayments, net	2,403,234	1,917,780
Total current assets	60,039,780	50,686,275

Property and equipment, net	4,261,011	4,258,121

Other assets:
Prepayments	12,544,199	4,164,274
Operating lease, right-of-use asset	278,528	290,410
Intangible assets, net	25,849,682	14,252,575
Long-term investments	1,857,556	1,914,668
Deferred tax assets	256,460	119,127
Goodwill accounting	787,047
Total other assets	41,573,472	20,741,054
Total assets	$105,874,263	$75,685,450

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans - banks	$1,360,495	$5,129,295
Current maturities of long-term loans - third party		14,117
Accounts payable	3,571,783	935,588
Convertible bonds payable	57,336	739,189
Other payables and accrued liabilities	11,179,429	1,846,917
Other payables - related party	211,818	25,837
Operating lease liabilities - current	229,521	300,468
Customer deposits	789,117	941,877
Accrual interest payable
Taxes payable	6,786,743	6,802,454
Total current liabilities	24,186,242	16,735,742

Other liabilities:
Operating lease liability	59,965
Long-term loans - third party
Total other liabilities	59,965
Total liabilities	24,246,207	16,735,742

COMMITMENTS AND CONTINGENCIES
Shareholders’ equity
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 53,417,200 shares issued and outstanding as of June 30, 2021, and 38,553,694 shares issued and outstanding as of December 31, 2020	53,417	38,554
Additional paid-in capital	35,693,329	23,466,482
Statutory reserves	2,204,174	2,204,174
Retained earnings	32,019,919	31,387,398
Accumulated other comprehensive income (loss)	3,052,478	1,741,696
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	73,023,317	58,838,304
Non-controlling interests	8,604,739	111,404
Total equity	81,628,056	58,949,708
Total liabilities and shareholders’ equity	$105,874,263	$75,685,450

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